Exhibit 99.2

Glass House Brands Files Suit Against Element 7 to Enforce Transfer of Contractually
Committed Licenses

LONG BEACH, Calif. and TORONTO, November 4, 2021 // - Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U and GLAS.WT.U) (OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced that its subsidiary GH Group Inc. (“GH Group”) has filed suit in Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against Element 7 CA, LLC (“E7 LLC”) and its principals and owners Josh Black and Robert “Bobby” DiVito (together “Element 7”) for a variety of claims arising from Element 7’s conduct incident to the Merger and Exchange Agreement (the “Merger Agreement”) entered into between GH Group Inc. (“GH Group”) and E7 LLC dated as of February 23, 2021. In addition, GH Group has also given notice to E7 LLC that it is terminating the License Development Consulting Agreement between the parties dated as of February 23, 2021, for cause.

To date, E7 LLC has fully transferred three retail licenses located in Dunsmuir, Hesperia, and Eureka, California (the “Transferred Locations”) out of a total of seventeen licenses that were contractually committed to be transferred under the terms of the Merger Agreement. The Company expects to prevail in the suit and to be able to enforce the transfer of the remaining fourteen retail licenses.

Developing a robust retail footprint across the state of California is a key pillar of Glass House’s vertical integration strategy and is amongst the Company’s top priorities. In addition to bringing on the Transferred Locations, the Company is building out two new dispensaries for which licenses were recently approved in Santa Barbara. The Company is actively working to secure several more locations, in addition to the remaining contractually committed E7 LLC licenses, and will provide an update on its progress as they are confirmed.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"), including, without limitation, the Company’s expectations of a successful outcome in the suit and its ability to enforce the transfer of the balance of the E7 LLC licenses; GH Group’s intention to terminate the License Development Consulting Agreement with E7 LLC; and the Company’s intention to secure more dispensary locations; Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including GH Group not being successful in its suit against Element 7; GH Group being unsuccessful in terminating the License Development Consulting Agreement for cause; the Company not being successful with its planned build out of dispensaries, together withthe risks disclosed in the Company’s public filings on SEDAR at www.sedar.com. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are provided for the purposes of advising investors of the Company’s current plans in respect of actions being taken with respect to Element 7 and certain of the Company’s expansion plans, and speak only as of the date of this news release or as of the date or dates specified in such statements.The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

jbrebeck@glasshousegroup.com

562.264.5078

Jamin Horn, General Counsel and Corporate Secretary

jamin@glasshousegroup.com

562.264.5078

Investor Relations Contact:

MATTIO Communications T: (416) 992-4539

Email: ir@mattio.com